JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned agree to the joint filing with each other on behalf of each of them of such a statement on Schedule 13G with respect to the shares of the Common Stock.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the 7th day of May, 2026.

Stephens Inc.

By: /s/ Todd Ferguson
      Todd Ferguson
      Associate General Counsel

SI Holdings Inc.

By: /s/ Todd Ferguson
      Attorney in fact

Stephens Financial Services LLC

By: /s/ Todd Ferguson
      Attorney in fact

Warren A. Stephens

By: /s/ Todd Ferguson
      Attorney in fact